EPIPHANY FUNDS

              AMENDMENT NO. 2 TO AGREEMENT AND DECLARATION OF TRUST

      The undersigned secretary of Epiphany Funds (the "Trust") hereby certifies that the following resolution was adopted by the Board of Trustees of the Trust by written consent dated February 29, 2008:

            Pursuant to Section 4.1 of the Agreement and Declaration of Trust of the Trust, the undersigned, being a majority of the trustees of the Trust, hereby amend in its entirety the first paragraph of Section 4.2 to read as follows:

            Without limiting the authority of the Trustees set forth in Section
            4.1 to establish and designate any further Series, the Trustees hereby establish and designate Class A and Class C shares of its Series of Shares: the "Epiphany Faith and Family Values 100 Fund" and redesignate the currently issued and outstanding shares of the Epiphany Faith and Family Values 100 Fund as Class N shares. The Shares of this Series and any Shares of any further Series or Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) have the relative rights and preferences as determined by the Board of Trustees.

      The above paragraph shall supersede and take the place of the existing first paragraph in Section 4.2 of the Agreement and Declaration of Trust.

Date: February 29, 2008
                                                  /s/ David F. Ganley
                                                  -----------------------------
                                                  David F. Ganley, Secretary